Filed by: LSI Logic Corporation
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: LSI Logic Corporation
Commission File No. 1-10317
To LSI and Agere Employees,
I trust that everyone had an enjoyable holiday and found the opportunity to recharge their batteries for the exciting New Year ahead of us. As I noted in my last email, it was both my objective as well as Rick’s to communicate to you as early as possible the new corporate structure and leadership team that will be put in place at the time of our official close. The purpose for doing this now is to provide a clear working context for the transition planning team and process as well as to alleviate some natural concerns that exist among employees at both companies. Working closely with Rick and many members of the leadership team, I am pleased to say that we have been able to establish a top level corporate structure and leadership team that optimizes for the following principles:
1)     Achievement of our integration objectives which center on customers, employees, and value creation
2)     Minimum disruptions to product development programs, customer support, and existing commitments
3)     A strong and blended leadership team with a bi-coastal and global presence
The following will describe the top level structure and leadership appointments that will go into effect the day after our official close. At that time the leadership team will provide further refinements on scope, charters and near term integration objectives as well as the next levels of their respective organization. For now, I will stay at a high level on the description and offer detail only where it is not self explanatory.
We will have five Product Groups (PGs) that will be led by EVP/GMs reporting directly to me. Keep in mind that the names for these product groups may be modified at the time of close to more closely reflect any further refinements in charter.
Denis Regimbal, from Agere, will continue to lead what is currently known as the Mobility Group (MG) within Agere. The Mobility Group will maintain its current scope and charter to build on its position in the 2.5G and 3G Mobile Handset market segments working closely with its major customer Samsung while also expanding its customer base globally.
Umesh Padval, from LSI, will continue to lead LSI’s Consumer Products Group (CPG). The focus of this group remains intact with the objectives of maximizing market share in DVD recorder market, expanding into H.264 based Professional, Set Top Box and HD Blue Laser player/recorder markets, while diversifying its business into handheld Edutainment, Etoys and Navigation products.
At close, we will form a new organization referred to as the Storage Peripherals Group (SPG). This organization will be led by Agere’s Rudy Stroh and will have the singular focus of significantly enhancing an already strong leadership foundation in silicon for all segments of Hard Disk Drives (HDDs) as well as

Enterprise Tape products. Post close we will look to combine the efforts of Agere and LSI focused on these product categories into one single organization.
At close, we will also form a single networking and storage products group that will be led by Jeff Richardson. The new Network and Storage Products Group consolidates all of Agere’s Telecom and Enterprise Networking (TEN) group with LSI’s Storage Components Group (SCG) and Custom Solutions Group (CSG). These products and, solutions such as Agere’s TrueOne™, utilize many common technologies and intellectual property building blocks enabling LSI to build a scalable R&D machine to compete more effectively in the marketplace. We will be better positioned to capitalize on new market opportunities resulting from our existing strong presence in enterprise storage and the growing convergence of IP based services and networks in the public, premise, and enterprise networks over the next 3-5 years. Bill Wuertz, who runs LSI’s SCG organization, will continue leading SCG reporting to Jeff. Samir Samhouri, who currently leads Agere’s TEN product group, will stay for a transition period playing a pivotal role helping Jeff with the vision and strategy for this new organization. The details of Samir’s transition period and responsibilities will be communicated at a later date.
Phil Bullinger, from LSI, will continue to run LSI’s Engenio Storage Group (ESG). The focus of this group remains unchanged and centers on growing LSI’s external and internal storage system and software business with its broad base of OEMs and resellers.
Following is a brief overview of the functional organizations that will be formed to support these product organizations:
All manufacturing operations and quality and reliability functions will be combined under one single LSI Worldwide Manufacturing Operations (WMO) organization and led by Andy Micallef who is currently responsible for Agere’s worldwide manufacturing operations. WMO’s scope will be inclusive of the new company’s entire supply chain and manufacturing network for wafers, component assembly and test, boards, and systems. Andy will work closely with Don Esses, LSI Semiconductor operations, and Hayden Thomas, ESG Systems Operations, to construct a world class and highly cost competitive manufacturing and quality organization.
The combined Finance and Information Technology organizations of the two companies will be led by Bryon Look, LSI’s current Chief Financial Officer (CFO). This organization will be responsible for the new company’s financial systems and operations while also having responsibility for all IT operations. Peter Kelly, who has been instrumental in bringing the two companies together, will play a key transition role to assist Bryon with integration planning activities. The details of Peter’s transition period and responsibilities will be communicated at a later date.
We will form one single Human Resources (HR) organization for the new company which will be led by Jon Gibson, who is currently responsible for LSI’s HR organization. Paul Dumas, Agere’s current HR lead, will stay on for a transition period to ensure a successful integration planning and implementation phase. The details of Paul’s transition period and responsibilities will be communicated at a later date.
We will form one single LSI Legal organization for the new company which will be led by Jean Rankin, who is currently Agere’s General Counsel. This organization will be responsible for all of LSI’s legal services and activities while also being responsible for LSI’s Intellectual Property revenue generation and harvesting activities. Andrew Hughes, LSI’s current General Counsel, will work closely with Jean in the integration planning phase and then stay on with LSI in a key role, which will be defined in the planning phase, with the new Legal organization.
All of the new company’s marketing communications, employee communications, financial and industry analyst relations, along with press and investor relations will be consolidated with the corporate strategic planning function into one single Corporate Planning and Marketing organization (CPM). This organization will be led by Phil Brace, who currently heads up LSI’s CPM organization. Sujal Shah, from Agere, will lead Investor Relations for the new LSI and report directly into Phil.
The new company will also have a Chief Technology Officer (CTO), with a CTO Office, that will have the charter to lead our future technology path finding activities, cross product group architectural and technology initiatives, and activities that raise LSI’s external industry profile in our chosen markets. I am currently evaluating candidates for this position and hope to provide more detail later this quarter on the scope of this critical function and its appointment.
The Sales structure and responsibilities of the new company is yet to be fully defined. LSI and Agere today operate on very similar principles but slightly different structures when it comes to the Sales function. Rick and I will be working closely with the GMs and LSI Sales execs, Flavio Santoni and Dave Long, to establish a structure that positions us to maximize our near and long term business opportunities, minimize disruptions and changes to selling motions, and establish clear accountability for this very important responsibility.
Brent Blanchard will remain my Technical Assistant and assist me with staff operations, organizational effectiveness, and external activities. At the time of close I will provide further details on Eric Williams’ and Mike Salute’s roles in the implementation phase of the integration.
Although the communication of our thinking on the company’s structure and leadership team post close will address many open questions today it will also generate many new questions. Both Rick and I encourage everyone to be patient as we all work diligently through the integration planning phase ahead of close to work all the finer details of these product and functional groups and their respective details.
It is equally important to state, on behalf of Rick and I, that everyone maintains sensitivity to the regulations we have to abide by and the fact that we remain two very independent and, at times, competing companies until our formal close. The organizational changes I have alluded to above are effective only after our official close. Until then it is critical that we all maintain focus on our respective customers, product commitments, and deliverables.
We have an exciting 2007 in front of us that will truly be transformational for both companies and the industry. The combined talent and strengths will position us to be a world class company and employer. I look forward to the opportunity to lead this great combination upon close!
Thanks,
Abhi
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed transaction between Agere Systems Inc. (“Agere”) and LSI Logic Corporation (“LSI”). In connection with the proposed transaction, Agere and LSI intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including the filing by LSI with the SEC of a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and related materials to register the shares of LSI common stock to be issued in the merger, and LSI and Agere plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus relating to the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT LSI, AGERE, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LSI and Agere through the website maintained by the SEC at www.sec.gov. In addition, free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents will also be available when they become available on the Agere website at www.agere.com and on the LSI website at www.lsi.com. The Registration Statement, the Joint Proxy Statement/Prospectus and other relevant documents may also be obtained free of charge from Agere by directing such request to Investor Relations, Agere Systems Inc., 110 American Parkway N.E., Allentown Pennsylvania 18109 and from LSI by directing such request to Investor Relations, LSI Logic Corporation, 1621 Barber Lane, Milpitas, California 95035. The contents of the websites referenced above are not deemed to be incorporated by reference into the Registration Statement or the Joint Proxy Statement/Prospectus. Agere, LSI and their respective officers, directors and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers, directors and employees in the proposed transaction will be included in the Joint Proxy Statement/Prospectus.
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if LSI and Agere do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which LSI or Agere expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the LSI and Agere shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of LSI and Agere generally, including those set forth in the filings of LSI and Agere with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. LSI and Agere are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.